Matthew B. Hemington

+1 650 843 5062

hemingtonmb@cooley.com

September 9, 2016

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Amanda Ravitz

Re:	Everspin Technologies, Inc.

Amendment No. 2 to

Draft Registration Statement on Form S-1

Submitted on August 16, 2016

CIK No. 0001438423

Dear Ms. Ravitz:

Attached for submission via EDGAR on behalf of our client, Everspin Technologies, Inc. (the “Company”), is the Company’s Registration Statement on Form S-1 (“Registration Statement”). The Registration Statement updates the Company’s registration statement on Form S-1 recently submitted confidentially to the Securities and Exchange Commission (the “Commission”) on August 16, 2016 (the “Confidential Submission”).

The Registration Statement is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated August 31, 2016, with respect to the Confidential Submission (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for your convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of the Confidential Submission.

Risk Factors, page 10

Our joint development agreement and strategic relationships involve numerous risks, page 13

1.	Please expand your disclosure here to discuss the risks associated with GLOBALFOUNDERIES’ right to terminate the joint development agreement pursuant to the terms of the May 27, 2016 amendment, as disclosed on page 72.

Response: In response to the Staff’s comment, the Company has added the requested disclosure to the risk factor on page 13 and on page 74 of the Registration Statement.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

United States Securities and Exchange Commission

Division of Corporate Finance

September 9, 2016

Page Two

Management’s Discussion and Analysis

Comparison of six months ended June 30, 2015 and 2016, page 48

2.	It appears that several unusual events contributed to your results for this period, including a single customer decreasing inventory, as well as an increase by you of inventory, possibly in anticipation of receiving orders or based upon existing orders. Please explain these factors more clearly so that an investor can understand your current business and possible factors that may cause present results to differ from future results. For example, if possible, describe the drivers that lead your customer to decrease inventory and whether this customer intends to continue purchases in the future. Also, was your “effort to timely fill product orders” driven by actual order volume or forecasted volume?

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosures beginning on page 48 of the Registration Statement to clarify that the factor that drove the Company’s customer to decrease its inventory was that the customer wanted to decrease the amount of inventory it had on hand. In addition, the Company has clarified that the customer reverted to its customary order level during the latter part of the second quarter of 2016, and supplementally advises the staff that the customer has informed the Company that it has reached its desired level of inventory to be kept on hand. The Company supplementally advises the Staff that any reference to inventory levels in these paragraphs is in relation to the Company’s customer’s desired levels of inventory to be kept on hand, not the Company’s inventory levels.

The Company’s inventory balance was $4.2 million at December 31, 2015, $4.1 million at March 31, 2016, and $3.8 million at June 30, 2016; thus the Company has not increased its inventory levels in anticipation of receiving orders. The Company has revised the language in the first paragraph under “Cost of Sales and Gross Margin” to clarify that the reference of “effort to timely fill product orders” pertains to the Company’s efforts to timely fill actual orders, not a forecasted volume.

3.	Please provide additional details about the reasons why you redeployed general and administrative personnel to research and development.

Response: In response to the Staff’s comment, the Company has added the requested disclosure on pages 49 and 50 of the Registration Statement.

Business, page 62

Limitations of Existing and Emerging Memory Solutions, page 63

4.	Please expand your response to prior comment 3 to clarify why the emerging technologies noted here would not compete with your higher density products, which you indicate on page 62 are “optimized” for use in the enterprise storage market. Please also clarify whether you consider the enterprise storage market to be a target market, and, if not, please revise your disclosures that suggest otherwise.

Response: In response to the Staff’s comment, the Company has expanded the requested disclosure on page 65 of the Registration Statement regarding competing emerging technologies.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

United States Securities and Exchange Commission

Division of Corporate Finance

September 9, 2016

Page Three

Exhibits

5.	Please tell us which of the exhibit to this registration statement is the Equity Agreement referenced on the first page of exhibit 10.18. If you have not filed this Agreement, please do so or advise us as to why it need not be filed pursuant to Item 601(b)(4) or (10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has filed the Equity Agreement, including the exhibits thereto, as Exhibit 10.21 with the Registration Statement.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Matthew B. Hemington

+1 650 843 5062

hemingtonmb@cooley.com

The Company requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Statement or this response letter to me at (650) 843-5062.

Sincerely,

/s/ Matthew B. Hemington

Matthew B. Hemington

cc: Phillip LoPresti, Everspin Technologies, Inc.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com